Back **2021-08-12, 16:04:00, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Bondarenko.J **Issuer:** BriaCell Therap **Security:** Warrants Common

Transaction Number	3788088		
Security designation	Warrants (Common Shares)		
Opening balance of securities or contracts held	33333		
Date of transaction	2021-08-12		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities or contracts acquired	70000		
Equivalent number or value of underlying securities acquired	70000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price		Currency	
Conversion or Exercise price		Currency	
Date of expiry or maturity			
Closing balance of securities or contracts held	103333	Insider's calculated balance	
Filing date/time	2021-08-12 16:03:52		
General remarks *(if necessary to describe the transaction)*	Purchased 70,000 BCTXW warrants at $2.27		
Private remarks to securities regulatory authorities			